Exhibit V
35.  Attach as Exhibit V a description of any specifications, qualifications, or other criteria that limit, are interpreted to limit, or have the effect of limiting access to or use of any security-based swap data repository or securities information processor services offered or data maintained by the applicant and state the reasons for imposing such specifications, qualifications, or other criteria.

DDR permits fair, open and not unreasonably discriminatory access to and use of services and data.  In order to do so and at the same time maintain system security and data confidentiality in compliance with applicable rules and regulations, DDR requires a level of operational and technical capability; contractual obligations and screening.
With respect to access to DDR services:

- Operational and Technical Capabilities:  Access to DDR services and data requires minimum technical capabilities to provide the required swap data to DDR utilizing one of the mechanisms available.  The systems and interfaces for reporting (including the uploading of CSV files) have been designed to allow all types of market participants to utilize the services without significant technology investments. There are multiple submission mechanisms available to facilitate participants of all levels of sophistication. Data can be submitted by connections/methods consisting of FTPs, web services, and MQ messaging protocols and private extranet or secure public internet connectivity options depending on whether they are submitting in FpML or CSV.
- Execution of Agreements:  Users will be required to execute the appropriate SDR User Agreements.  See Exhibits I2 through I5
- Use is Permissible under Applicable Laws:  As part of the onboarding process, DDR screens potential users in order to determine whether the User is subject to OFAC sanctions, other international sanctions or other sanctions or orders that would prohibit them from utilizing DDR's services.
With respect to access to data maintained by DDR:
As noted in Section 6 of DDR's Rules, (Use of Data), Public Data shall be available in accordance with Applicable Regulations and accessible on DDR's website as further specified in Section V of the Appendix to the Operating Procedures.
Access to U.S. swap data maintained by DDR to Market Participants is generally prohibited, except to either counterparty to that particular swap, authorized third party service providers or other parties specifically authorized by the User or counterparty pursuant to Section 1.3 (Access & Recordkeeping), 6.4 (Access to DDR Data by Third Party Service Providers to Data Retained by DDR), or 6.5 (Access to U.S. Data by Appropriate Domestic or Foreign Regulators). DDR data relating to specific counterparties may be provided to third parties subject to DDR's receipt of valid consent from that counterparty or submitter of the trade.